SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              PHOENIX NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                   -------------------------------------------
                         (Title of Class of Securities)

                                    718910102
                               ------------------
                                 (CUSIP Number)

Robert S. Woodruff                              Drake S. Tempest, Esq.
Qwest Communications                            O'Melveny & Myers LLP
  International Inc.                            Citicorp Center
555 Seventeenth Street, Suite 1000              153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York  10022-4611
(303) 291-1400                                  (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 718910102
             ---------

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               Page 1 of 12 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Qwest Communications International Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,377,139
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,377,139
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 2 of 12 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Qwest 1997-5 Acquisition Corp.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,377,139
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,377,139
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 3 of 12 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Company

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,377,139
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,377,139
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 4 of 12 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Family Investment Company LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,377,139
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,377,139
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

                               Page 5 of 12 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip F. Anschutz

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,377,139
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,377,139
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


                               Page 6 of 12 Pages

         This Amendment No. 1 to the Schedule 13D filed on January 12, 1998 on behalf of Qwest Communications International Inc., a Delaware corporation ("QWEST"), Qwest 1997-5 Acquisition Corp., a Delaware corporation ("QWEST SUBSIDIARY"), Anschutz Company, a Delaware corporation ("ANSCO"), Anschutz Family Investment Company LLC, a Colorado limited liability company ("ANSLLC"), and Philip F. Anschutz ("ANSCHUTZ"), which relates to the shares of Company Common Stock (as defined below), amends Items 4, 5, 6 and 7 of the Schedule D. Unless otherwise indicated, all capitalized terms used not defined herein have the same meanings as set forth in the Schedule 13D.

ITEM 3.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to read as follows:

         On January 6, 1998, Phoenix Network, Inc., a Delaware corporation (the "COMPANY"), Qwest and Qwest Subsidiary entered into a definitive Agreement and Plan of Merger dated as of December 31, 1997. On January 29, 1998, the Company, Qwest and Qwest Subsidiary amended and restated such Agreement and Plan of Merger in its entirety pursuant to the Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 (the "MERGER AGREEMENT"), in order to
(i) delete certain references to the shares of Series I Convertible Preferred Stock, par value $.001 per share, of the Company, all of which had been converted into shares of common stock, par value $.001 per share, of the Company ("COMPANY COMMON STOCK"), pursuant to their terms, and certain requirements relating thereto, (ii) reflect the two-for-one stock split announced on January 20, 1998 by Qwest's Board of Directors, payable on February 24, 1998 as a dividend to the holders of record of shares of common stock, par value $.01 per share, of Qwest ("QWEST COMMON STOCK"), on February 2, 1998 (the "QWEST STOCK SPLIT") and (iii) clarify the terms of the Merger Consideration (as defined below). The Merger Agreement provides for a merger (the "MERGER") of Qwest Subsidiary with and into the Company with the Company being the surviving corporation (the "SURVIVING CORPORATION"). The Merger will result in the Company becoming a wholly-owned subsidiary of Qwest at the time that the Merger becomes effective under applicable laws (the "EFFECTIVE TIME"). The Company and Qwest intend that the Merger qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE").

         A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "COMMISSION") by the Company as Exhibit 99.1 to the Current Report on Form 8-K


                               Page 7 of 12 Pages
of the Company dated February 9, 1998. The Merger Agreement is hereby incorporated herein by reference as Exhibit 1. The description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference. All references to Qwest Common Stock, unless otherwise indicated, shall be deemed to refer to Qwest Common Stock after giving effect to the Qwest Stock Split.

         The Merger Agreement provides for the merger of Qwest Subsidiary with and into the Company, pursuant to which all outstanding shares of Company Common Stock will be acquired for (i) that number of shares of Qwest Common Stock having an aggregate market value equal to $28.5 million, subject to certain adjustments and limitations described below, which is referred to as the "STOCK CONSIDERATION," and (ii) certain cash consideration, if any, payable promptly following the Contingent Cash Consideration Date (as defined below) in an aggregate maximum amount of $4.0 million in cash, contingent upon the outcome of certain litigation described below, plus interest at the rate of 7.0% per annum, compounded annually, from the date of the closing of the Merger (the "CLOSING DATE") to, but excluding, the Contingent Cash Consideration Date, which is referred to as the "CONTINGENT CASH CONSIDERATION." The Stock Consideration and the Contingent Cash Consideration are collectively referred to below as the "MERGER CONSIDERATION." The Merger Consideration will be paid to persons who are the record holders of Company Common Stock immediately prior to be Effective Time of the Merger.

         STOCK CONSIDERATION. The Stock Consideration to be issued by Qwest in the Merger will be determined by dividing (i) the quotient obtained by dividing the Acquisition Value (as defined below) by the Effective Time Adjusted Average Market Price (as defined below) by (ii) the Aggregate Number (as defined below).

         CONTINGENT CASH CONSIDERATION. The Contingent Cash Consideration, if any, to be paid by Qwest in cash promptly following the Contingent Cash Consideration Date will be determined by dividing (i) the sum of (1)(A) $4,000,000 minus (B) the LDDS Liability (as defined below) plus (C) any amounts recovered by any of Qwest and its subsidiaries on or before the Contingent Cash Consideration Date under the Van Essen Indemnification and Hold Harmless Agreement (as defined in the Merger Agreement) (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in collecting such amounts, in each case to the extent not reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement) plus (2) interest on the amount determined in accordance with the


                               Page 8 of 12 Pages
preceding clause (1) at a rate of 7% per annum, compounded annually, from the Closing Date to, but excluding, the Contingent Cash Consideration Date by (ii) the Aggregate Number; provided that, if there has not occurred a settlement or other final, nonappealable resolution of the litigation styled LDDS/WorldCom, Inc. and Dial-Net, Inc. v. Automated Communication, Inc. and Judy Van Essen Kenyon, C.A. No. 3:93- CV-463 (WS) (U.S.D.C. S.D. Miss) (the "LDDS LITIGATION"), on or prior to the Contingent Cash Consideration Date, the Contingent Cash Consideration shall be an amount equal to zero dollars ($0).

         DEFINITIONS. For the purposes of the Merger Agreement, the following terms have the meanings assigned to them below:

         "ACQUISITION  VALUE" means the amount by which (1) $28,500,000  exceeds
         (2) the sum of the aggregate amount paid and payable by the Company as of the Effective Date pursuant to (A) paragraph A.14.1 of Attachment A to the Resale Solutions Switched Services Agreement dated December 1996 between the Company and Sprint Communications Company L.P. with respect to the difference between the Company's Actual Net Usage (as defined therein) and $12,000,000 during months 1-12 of the term of such agreement and (B) Section 3 of the Carrier Agreement between the Company and MCI Telecommunications Corporation with respect to the difference between the Company's Usage Charges (as defined therein) and its Annual Commitment (as defined therein) during the term of such agreement.

         "AGGREGATE NUMBER" means the sum of (a) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time and
         (b) the number of shares of Company Common Stock that would be issued if all warrants that are not cancelled or otherwise terminated in accordance with Section 7.1(j) of the Merger Agreement were exercised in accordance with their terms immediately prior to the Effective Time.
         Section 7.1(j) of the Merger Agreement provides that all options, warrants and other rights to acquire capital stock of the Company that are not exercised as of the Effective Time will be cancelled or otherwise terminated, except that warrants to purchase up to 378,333 shares of Company Common Stock in the aggregate may remain outstanding at the Effective Time if (a) the Company shall have used commercially reasonable efforts to cause the cancellation or other termination of such warrants and (b) only shares of Qwest Common Stock (and no equity securities of the Surviving Corporation or any other person) shall be issuable upon exercise of such warrants after the Effective Time.


                               Page 9 of 12 Pages

         "AVERAGE MARKET PRICE" per share of any class of stock on any date means the average of the daily closing prices of the shares of such stock for the fifteen (15) consecutive trading days commencing twenty
         (20) trading days before such date.

         "CONTINGENT CASH CONSIDERATION DATE" means the date that is the earlier of (1) the third anniversary of the Closing Date and (2) the date as of which Qwest shall have determined, in the exercise of its reasonable judgment and after having exercised commercially reasonable efforts to obtain recovery under the Van Essen Indemnification and Hold Harmless Agreement, that it is not reasonably likely in the circumstances that Qwest and its subsidiaries shall recover substantial additional amounts under such agreement on or before the third anniversary of the Closing Date (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting such amounts, in each case to the extent not reimbursed or likely to be reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement on or before the third anniversary of the Closing Date); provided that in no event shall any of Qwest and its subsidiaries be required to exercise more than commercially reasonable efforts with respect to such recovery.

         "EFFECTIVE TIME ADJUSTED AVERAGE MARKET PRICE" means (i) the Average Market Price per share of Qwest Common Stock at the Effective Time if such Average Market Price is equal to or greater than $26.25 and equal to or less than $33.75, (ii) $26.25 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or greater than $23.75 and less than $26.25, (iii) $33.75 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or less than $36.25 and greater than $33.75, (iv) $26.25 less fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is less than $23.75 if such Average Market Price is less than $23.75, or (v) the sum of (x) $33.75 and (y) fifty percent (50%) of the amount by which the Average Market Price per share of Qwest Common Stock at the Effective Time is greater than $36.25 if such Average Market Price is greater than $36.25.

         "LDDS LIABILITY" means the aggregate amount of any Loss (as defined in the Merger Agreement) of any of Qwest and its subsidiaries, (including, without limitation, any of the Company, the Surviving Corporation, Automated


                               Page 10 of 12 Pages

         Communication, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and their subsidiaries) in connection with, arising from or related to (1) the LDDS Litigation or (2) any other Action (as defined in the Merger Agreement) based, in whole or in part, upon facts involved in the LDDS Litigation, in each case, including, without limitation, any damages, or any fees, expenses or other disbursements of counsel.

         Contemporaneously with the execution of the Merger Agreement, Qwest entered into voting agreements and proxies (each such agreement and proxy, a "VOTING AGREEMENT") with twenty principal stockholders of the Company beneficially owning 7,377,139 shares of the Company Common Stock in the aggregate, which shares constitute approximately 20.5% of all outstanding shares of the Company Common Stock on January 16, 1998. Each such Voting Agreement provides for, among other things, (a) the agreement of such principal stockholder to cause all shares of the Company Common Stock beneficially owned by such principal stockholder as of the date of the Merger Agreement to be counted for purposes of determining the existence of a quorum at the Company Stockholders Meeting, to cause all such shares to be voted against any action or agreement that would result in a breach of the Merger Agreement, impede or delay the conclusion of the Transactions (as defined in the Merger Agreement) or materially reduce the benefits of the Transactions to Qwest or Qwest Subsidiary and to cause all such shares to be voted to approve the Merger Agreement and the Merger and against any Business Combination Transaction (as defined in the Merger Agreement) other than the Transactions and (b) grant to Qwest and Qwest Subsidiary of an irrevocable proxy in connection therewith. Each such principal stockholder has agreed in its Voting Agreement not to transfer any shares of the Company Common Stock subject to the Voting Agreement. Each Voting Agreement will terminate the day following the termination date under the Merger Agreement; provided that Qwest may by written notice delivered from time to time terminate all or any of its rights under any such Voting Agreement and the proxy granted pursuant thereto. The form of the Voting Agreements is attached as Exhibit A to the Merger Agreement and is incorporated by reference herein. The foregoing description of the Voting Agreements is qualified by reference to Exhibit A to the Merger Agreement incorporated herein by reference.


                               Page 11 of 12 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:

         The Reporting Persons may be deemed to share the power, pursuant to the Voting Agreements, to vote 7,377,139 shares of Company Common Stock in the aggregate, which shares constitute approximately 20.5% of all outstanding shares of Company Common Stock as of January 16, 1998.

         Qwest intends to acquire control over the Company pursuant to the Merger Agreement and the Voting Agreements. If the Merger is effected, Qwest will acquire all the outstanding shares of capital stock of the Company.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         Reference is made to Item 4 of this Amendment No. 1 and the exhibits incorporated herein by reference for a description of the Merger Agreement the Voting Agreements.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 3 Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 among Phoenix Network, Inc., Qwest Communications International Inc. and Qwest 1997-5 Acquisition Corp.(1)





--------
       (1) Filed as Exhibit 99.1 to the Current Report on Form 8-K of Phoenix Network, Inc. dated February 9, 1998 and filed with the Commission on February 9, 1998, and incorporated herein by reference.


                               Page 12 of 12 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 1998
Date


QWEST COMMUNICATIONS INTERNATIONAL INC.



By: /s/ Robert S. Woodruff
   ----------------------------------------
        Robert S. Woodruff
        Executive Vice President - Finance,
        Chief Financial Officer and
        Treasurer

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 1998
Date


QWEST 1997-5 ACQUISITION CORP.



By: /s/ Robert S. Woodruff
   ------------------------------
        Robert S. Woodruff
        Treasurer

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 1998
Date


ANSCHUTZ COMPANY



By: /s/ Philip F. Anschutz
   ----------------------------
        Philip F. Anschutz
        Chairman and
        Chief Executive Officer



ANSCHUTZ FAMILY INVESTMENT COMPANY LLC

By:      ANSCHUTZ COMPANY,
         its Manager



         By: /s/ Philip F. Anschutz
            -----------------------------
                 Philip F. Anschutz
                 Chairman and
                 Chief Executive Officer

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 1998
Date



 /s/ Philip F. Anschutz
------------------------------
     Philip F. Anschutz

                                  EXHIBIT INDEX


    Exhibit 3 Amended and Restated Agreement and Plan of Merger dated as of December 31, 1997 among Phoenix Network, Inc., Qwest Communications International Inc. and Qwest 1997-5 Acquisition Corp. (1)


--------

    (1) Filed as Exhibit 99.1 to the Current Report on Form 8-K of Phoenix Network, Inc. dated February 9, 1998 and filed with the Commission on February 9, 1998, and incorporated herein by reference.


                                     Ex. - 1